FILED BY SANDY SPRING BANCORP, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SANDY SPRING BANCORP, INC.

(Commission File No. 0-19065)

Revere Bank Employee Talking Points and Q&A

The following talking points can be used by Revere Bank employees if asked about the transaction by clients, community partners, etc. Please direct all media inquiries to Sam Price, Vice President, Public Relations & Corporate Partnerships, at Sandy Spring Bank: 240-278-3448.

•	Revere Bank has entered into an agreement to be acquired by Sandy Spring Bank.

•	The transaction has been unanimously approved by the Board of Directors of each company.

•	The combined entity will continue to be known as Sandy Spring Bank.

•	This acquisition reflects our deep and long-term commitment to the region by joining forces with another well-respected bank that started here over 150 years ago.

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Through the combination of two strong local banks, we will remain committed to serving the diverse needs of clients across the Greater Washington D.C. region and preserving the tradition of true community banking.

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The acquisition brings together two well-known financial services brands that focus on providing remarkable client experiences, building lasting relationships and helping individuals and businesses reach their financial goals.

•	Revere customers will soon also have broader access across the region’s footprint with over 50 Sandy Spring Bank locations throughout Maryland, Northern Virginia, and Washington, D.C.

•	Our approach to banking and cultures are aligned, and we share a commitment to providing the best possible service to our clients.

•	Together, we look forward to serving more individuals, families and businesses, helping to create jobs and fuel the regional economy.

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Upon closing, Sandy Spring Bank will merge Revere into Sandy Spring Bank and Revere’s Co-Presidents and CEOs, Ken Cook and Drew Flott, will join the company. Ken will join as an Executive Vice President and Drew will join as a Division Executive.

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In Ken’s new role, he will serve as the President of Commercial Banking, managing commercial teams across the company’s footprint and working closely with Sandy Spring Bank’s Executive Vice President and Chief Banking Officer, Jay O’Brien. Jay will oversee the Commercial Real Estate, Personal and Business Banking, Institutional, Treasury Management, and Marketing divisions of the combined organization. Jay and Ken will both report to Sandy Spring Bank’s President and CEO, Dan Schrider.

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As a Division Executive within the Corporate Finance group, Drew will help co-lead the integration. He will also work closely with senior leadership to identify and implement growth strategies and operational improvements. Drew will report to Sandy Spring Bank’s Executive Vice President and Chief Financial Officer, Phil Mantua.

•	Other Revere leaders will also be joining Sandy Spring Bank. More information will be shared as soon as possible.

DEAL-RELATED QUESTIONS:

1. Is this an acquisition or a merger?

Sandy Spring Bank is acquiring Revere. Through this transaction, Sandy Spring Bank will become an $11.2 billion organization, solidifying its position as the largest, locally-headquartered community bank in the region and a premier financial services institution.

2. Who will be in charge? What will be the bank’s name?

Dan Schrider, Sandy Spring Bank President and CEO, will continue to serve in this role and lead the combined bank, which will maintain the Sandy Spring Bank name.

3. Why Revere? What made them an attractive choice for Sandy Spring Bank?

Revere is a respected bank with strong leadership and quality, experienced bankers. Like us, Sandy Spring Bank is from the communities we serve and dedicated to this region. Our balance sheet, primarily comprised of small business and commercial clients, which made us an attractive partner for this transaction. Additionally, their geographic footprint aligns well with ours, allowing the combined bank to continue to deepen its presence in our core market. All of these things taken together will result in value creation for shareholders and our community.

4. What will be the size of Sandy Spring Bank’s total assets?

This will increase Sandy Spring Bank’s total assets to $11.2 billion dollars from over $8.4 billion now. With this acquisition, Sandy Spring Bank solidifies its position in the market and as the largest, locally-headquartered community bank in the region.

5. What kind of regulatory approval is needed for this deal? Do you expect to get it? When?

The transaction has been unanimously approved by the Board of Directors of each company and is subject to shareholder and regulatory approval and other customary closing conditions. We do not anticipate any issues at this time, and the approvals should occur over the coming months.

6. What about shareholder approval? What is needed and when?

The transaction has been unanimously approved by the Board of Directors of each company and is subject to shareholder and regulatory approval and other customary closing conditions. A special shareholder meeting is expected to be held in the coming months.

7. When will the Revere facilities rebrand under the Sandy Spring Bank name?

The transaction is expected to close late in the first quarter of 2020 with a full conversion of systems expected in mid-2020. In the meantime, clients of both organizations will not notice any immediate changes in how we operate.

CLIENT-RELATED QUESTIONS:

8. How does this affect clients? Will anything change for them immediately?

Clients of Sandy Spring Bank and Revere will not notice any immediate changes, and both banks will continue to conduct business as usual. Any future changes will be communicated early and often. Our clients will continue to experience our same great service.

9. How will clients access their accounts and reach bank employees if they need help?

The same way they do now. We are always here to answer any questions or concerns our clients may have.

10. Do you anticipate branch closings?

We will be evaluating where there is overlap and we will be closing some branches. Any branch closings will be done with careful thought and great care. Our goal is to provide our clients the access they need – whether that is in a branch or through technology.

EMPLOYEE/STAFFING-RELATED QUESTIONS:

11. Will any Revere senior leaders join Sandy Spring Bank? If so, who and in what roles?

Upon closing, Sandy Spring Bank will merge Revere into Sandy Spring Bank and Revere’s Co-Presidents and CEOs, Ken Cook and Drew Flott, will join the company. Ken will join as an Executive Vice President and Drew will join as a Division Executive.

In Ken’s new role, he will serve as the President of Commercial Banking, managing commercial teams across the company’s footprint and working closely with Sandy Spring Bank’s Executive Vice President and Chief Banking Officer, Jay O’Brien. Jay will oversee the Commercial Real Estate, Personal and Business Banking, Institutional, Treasury Management, and Marketing divisions of the combined organization. Jay and Ken will both report to Sandy Spring Bank’s President and CEO, Dan Schrider.

As a Division Executive within the Corporate Finance group, Drew will help co-lead the integration. He will also work closely with senior leadership to identify and implement growth strategies and operational improvements. Drew will report to Sandy Spring Bank’s Executive Vice President and Chief Financial Officer, Phil Mantua.

12. What is Sandy Spring Bank’s commitment to diversity in bank leadership after this deal?

To serve a diverse community, we need to be diverse. Sandy Spring Bank is very committed to diversity across the bank and in its leadership ranks.

13. Will there be layoffs?

It is too early to know the specific staff impact, however we don’t anticipate any immediate changes. As with any transaction of this nature, there will be efficiencies gained over time, and we’ll have to work through the details. Like us, Sandy Spring Bank cares about people and wants to retain the talent needed to ensure long-term success. Sandy Spring also wants to get to know our people and, if necessary, give Revere employees the first take at any open positions in their network.

We recognize that this can be unsettling, but please know that our goal is to minimize impact, make the best business decisions, and be as transparent as we can be. We will communicate often and early as decisions are made. For now, we ask that you continue to focus on your job and provide our clients with the great service they are accustomed to receiving from us.

Forward-looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Sandy Spring Bancorp, Inc. (“Sandy Spring”) and Revere Bank. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Sandy Spring’s and Revere Bank’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “may,” “will,” “would,” “could,” “should” or other similar words and expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and neither Sandy Spring nor Revere Bank undertakes any obligation to update any statement in light of new information or future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

In addition to factors previously disclosed in Sandy Spring’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors among others, could cause actual results to differ materially from those in its forward-looking statements: (i) the possibility that any of the anticipated benefits of the proposed transaction between Sandy Spring and Revere Bank will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Revere Bank with those of Sandy Spring will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure to obtain the required shareholder approvals; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) general economic conditions and trends, either nationally or locally; (ix) conditions in the securities markets; (x) changes in interest rates; (xi) changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services; (xii) changes in real estate values; (xiii) changes in the quality or composition of Sandy Spring’s or Revere Bank’s loan or investment portfolios; (xiv) changes in competitive pressures among financial institutions or from non-financial institutions; (xv) the ability to retain key members of management; and (xvi) changes in legislation, regulations, and policies.

Additional Information About the Acquisition and Where to Find It

In connection with the proposed merger transaction, Sandy Spring will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Sandy Spring and Revere Bank, and a Prospectus of Sandy Spring, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Sandy Spring, Revere Bank and the proposed merger.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Sandy Spring, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Sandy Spring at www.sandyspringbank.com under the tab “Investor Relations,” and then under the heading “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Sandy Spring upon written request to Sandy Spring Bancorp, Inc., Corporate Secretary, 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (800) 399-5919 or to Revere Bank, Corporate Secretary, 2101 Gaither Road, 6th Floor, Rockville, Maryland or by calling (240) 264-5346.

Participants in the Solicitation

Sandy Spring and Revere Bank and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sandy Spring and Revere Bank in connection with the proposed merger. Information about the directors and executive officers of Sandy Spring is set forth in the proxy statement for Sandy Spring’s 2019 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2019. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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